                                September 2, 2009

Branch Chief Russell Mancuso

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NetLogic Microsystems, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed July 24, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 4, 2009

File No. 000-50838

Dear Mr. Mancuso:

On behalf of NetLogic Microsystems, Inc. (“NetLogic” or the “Company”), we confirm receipt of the letter dated August 20, 2009 from the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on July 24, 2009 (the “Proxy Statement”) and Form 10-K for the fiscal year ended December 31, 2008 filed on March 4, 2009. For the convenience of the Staff, the text of each numbered comment in the comment letter is restated in italics prior to the Company’s response to the comment.

Cover Letter

1.	Your disclosure in the first paragraph implies that the value of the consideration to be paid in connection with the acquisition and earn-out is fixed at the amounts you disclose here, contrary to your disclosures on pages 9 and 35. Please revise to eliminate that implication.

Response:

We have revised the cover letter to the Proxy Statement in response to this comment.

Q. How is the amount of merger consideration . . .?. page ii

2.	It appears from your disclosure here and on page 8 that the amount of cash payment to RMI’s common stockholders is potentially limitless. If so, please revise to state so directly.

United States Securities and Exchange Commission

September 2, 2009

Response:

We have revised the Q&A section of the Proxy Statement in response to this comment to elaborate on the relationship between the average closing price of our common stock and the amount of cash consideration payable under the merger agreement.

3.	Refer to the table on page 35 and disclosure on page 8. Please briefly highlight, if true, that increases in the average closing price of your stock until the closing of the transaction with RMI will result in an increased cash payment but a fewer number of shares being issued. Also, if true, briefly highlight that decreases in the average closing price of your stock until the closing will result in decreased cash payments but a greater number of shares being issued.

Response:

We have revised the Proxy Statement in response to this comment.

The Merger, page 2

4.	Rather than focusing merely on the mechanics of the consideration calculation, please summarize the purpose for structuring the consideration the way you did. For example, summarize:

•	the reasons for issuing different types of consideration to RMI’s preferred and common stockholders;

•	why the “collar” you mention is applicable to the consideration to be received by RMI’s preferred stockholders, but not to the consideration to be received by RMI’s common stockholders; and

•	the purpose for the “applicable directed common consideration.”

Also, in an appropriate section of your document after your summary, include a more complete explanation of the purposes for the elements of the consideration structure.

Response:

We have revised the Proxy Statement on pages 2, 25 to 26 and 34 to 35 in response to this comment. See also Comment 9, below.

United States Securities and Exchange Commission

September 2, 2009

Earn-out Consideration, page 2

5.	We note your reference to a CEO special bonus payment in circumstances “specified in the merger agreement.” Please clearly summarize those circumstances.

Response:

We have revised the Proxy Statement in response to this comment.

Dilution of our Common Stock, page 4

6.	In an appropriate section of your document, please quantify the “materially lower” book value resulting from the transaction. Include information based on a reasonable range of potential outcomes.

Response:

We have revised the Proxy Statement on pages 4 and 9 in response to this comment.

The calculation of the merger consideration will not be adjusted, page 10

7.	Please reconcile the last sentence of this section with your obligations under the federal securities laws that would result from a material change in the disclosure in this document.

Response:

We have revised the Proxy Statement in response to this comment and have removed the implication that we might not be required to comply with the federal securities laws in the event of a material change in the disclosure in the Proxy Statement.

Background of the Merger, page 24

8.	We note the disclosure on page 10 regarding costs related to the acquisition that you will be required to pay to “financial advisors.” Please tell us why this section does not describe the scope of the engagement of those “financial advisors,” the nature of services and advice provided to you and the date the engagement began.

United States Securities and Exchange Commission

September 2, 2009

Response:

The reference to financial advisors in this disclosure was an error and has been removed. We did not use a financial advisor for this transaction.

9.	Please revise this section to describe the material terms of each of the proposals made during the course of the negotiations between your representatives and representatives of RMI. Your revised disclosure should provide shareholders with an understanding of how, when and why the material terms of the proposed transaction evolved during the course of the parties’ discussions. In this regard, it is unclear from your disclosure:

•	what were the terms of the February 2009 equity financing in which you intended to participate;

•

what terms were discussed during the meeting and conversation mentioned in the penultimate paragraph on page 25, and how and why those discussions caused you to submit a revised non-binding letter of intent on April 27, 2009;

•	the specific nature of the modifications and revisions mentioned in the first two paragraphs on page 26, and the reasons for those modifications and revisions; and

•	how and why the parties agreed to the different types of the consideration to be issued to RMI’s preferred and common stockholders.

Response:

In response to this comment we have revised the Proxy Statement to provide additional information regarding the background of the transaction to the extent we deemed it material to the vote of our stockholders. We note that the first bullet point under comment 4 and the fourth bullet point of this comment are substantially the same and have addressed both in the same section of the Proxy Statement. Supplementally, we advise you that we are issuing shares of our common stock to the RMI preferred stockholders and cash to the RMI common stockholders as a result of the parties’ agreement to seek the written consent to the merger of RMI stockholders holding a substantial majority of the RMI preferred stock and a majority of the RMI common stock shortly after execution of the merger agreement. Such stockholders were either members of the board of directors of RMI, executive officers of RMI, or persons who met the requirements of an accredited investor under Rule 501 of Regulation D. As a consequence of obtaining those written consents, we would be unable to register our common shares to be issued in the merger under the federal securities laws. This in turn necessitated a restructuring of the merger consideration to include stock and cash: the RMI preferred stockholders would be issued our

United States Securities and Exchange Commission

September 2, 2009

common stock pursuant to a private placement exemption from registration, and the RMI common stockholders, as to all of whom a private placement exemption was not considered to be available, would be paid cash in an amount equal to the value of the common shares they otherwise would have received in the merger. See also Comment 13, below.

10.	We note the reference on page 25 to the amendment executed by the parties to their “Mutual Non-Disclosure Agreement dated June 8, 2009.” Please tell us, with a view toward disclosure regarding past negotiations or material contacts during the periods for which financial statements are presented or incorporated by reference, the circumstances that led the parties to execute the original agreement. Refer to Item 14(b)(7) of Schedule 14A.

Response:

RMI and NetLogic have in the past offered certain products that could be used together in the reference designs of our mutual customers. We worked with RMI on at least one project in 2008, the goal of which was to put in place designs of application cards using both of our respective products for use by our mutual customers (or to demonstrate the ability of our products to work together). We entered into a form of mutual non-disclosure agreement with RMI on June 8, 2008 in connection with the collaboration. That collaboration did not result in any material business for either company. We have entered into a number of similar arrangements with other companies in the ordinary course of our business. Because the 2008 agreement and collaboration with RMI were not material and did not have any relationship to the acquisition, we do not believe that disclosure of this past relationship is required under Item 14(b)(7) of Schedule 14A or would be helpful to our stockholders’ determination whether to vote in favor of the proposed stock issuance.

11.	Please expand your disclosure to clarify how your board determined that the terms of the merger agreement, including the proposed issuance of common stock, are “fair,” “advisable” and “in the best interests of” you and your stockholders, as noted here and on page 5. Include in such disclosure any material financial analyses performed by your board in reaching its conclusions, as well as the projections provided to you by RMI like those mentioned on page 25.

Response:

We have revised the Proxy Statement in response to this comment. We have not added the projections provided to us by RMI to this disclosure, however. Those projections were reviewed by the Company’s management as part of its due diligence review. Management made its own determination of what it considered to be reasonable assumptions about RMI’s future business potential. Our board of directors did not rely on RMI’s projections in making its determination to approve the transaction, which was based on the factors listed in the Proxy Statement. Such projections, as well as the actual revenues that we will receive from the RMI

United States Securities and Exchange Commission

September 2, 2009

product lines are not the kind of information that we have disclosed historically or intend to disclose subsequent to the acquisition. To the extent the RMI projections have relevance to the earn-out revenue target, we are disclosing the target as part of that revised discussion. In that context, the RMI projections were relevant to the parties reaching agreement on an earn-out formula in order to bridge a valuation gap. See Comment 16, below.

NetLogic’s Board of Directors’ Reasons for Approval of the Merger, page 26

12.	Given your disclosure here, it appears that your board did not consider and does not believe there are any material negative factors or risks associated with the acquisition of RMI. If so, please state so directly. Otherwise, please revise to include a brief discussion of the material negative factors and risks considered by your board in recommending approval of the transaction.

Response:

We have revised the Proxy Statement to list negative factors and risks considered by our board of directors.

Federal Securities Law Consequences; Resale Restrictions, page 31

13.	Please disclose the exemption from registration on which you intend to rely to issue your securities in the RMI transaction. Also provide us with your analysis of the availability of that exemption, citing all authority on which you rely.

Response:

The issuance of the our common stock as merger consideration to the RMI preferred stockholders in the transaction will be made in reliance on the exemption provided under Section 4(2) of the Securities Act of 1933, as amended, or Regulation D promulgated thereunder.

Specifically, our issuance of common stock will comply with the following criteria generally associated with the exemption under Section 4(2):

•	the shares of our common stock will be issued to the RMI preferred holders in a transaction by an issuer not involving any public offering;

•	the issuance will not be made pursuant to a general solicitation; and

•

each RMI preferred holder will have access to adequate disclosure with respect to the material facts and risks associated with the transaction and will not be acquiring shares of our common stock with a view toward resale or distribution.

United States Securities and Exchange Commission

September 2, 2009

The shares of common stock we issue as merger consideration will be affixed with appropriate legends and (in the case of the shares delivered at closing) delivered subject to lock-up restrictions that will lapse over time.

In addition, the issuance of our common stock will be made only to accredited investors, as defined in Rule 501 of Regulation D, and the sale of our common stock will be exempt from registration pursuant to Rule 506 of Regulation D. Specifically, we believe, based on the due diligence review performed during the negotiation of the merger agreement, including representations made by the RMI preferred stockholders in investor questionnaires, that all of the RMI preferred holders are accredited investors by virtue of falling into one of the following four categories, which correspond to the subsection of Rule 501(a) indicated:

(1)	a venture fund or other type of entity specified in Rule 501(a)(3) not formed for the specific purpose of acquiring any securities offered by the Company and which has total assets in excess of $5,000,000 (Rule 501(a)(3));

(2)	a trust that is not formed for the specific purpose of acquiring any securities offered by the Company, that has total assets in excess of $5,000,000 and that is directed by a sophisticated person who has knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of the transaction (Rule 501(a)(7));

(3)	a natural person (a) whose individual net worth (or joint net worth with his or her spouse) exceeds $1,000,000 (Rule 501(a)(5)); or whose individual income in each of the two most recent years has been in excess of $200,000 (or joint income with his or her spouse has been in excess of $300,000) and who has a reasonable expectation of reaching the same income level in the current year (Rule 501(a)(6)); or

(4)	an entity in which all of the equity owners are accredited investors (Rule 501(a)(8).

Closing Payment, page 33

14.	Please clarify in this section how you will determine the “average closing price” mentioned in the first paragraph.

Response:

We have revised the Proxy Statement in response to this comment.

15.	Please explain how you will determine the “amount of calculated value of the applicable merger consideration” allocated to the preferred stock. Likewise, explain how you will determine the “amount of calculated value of the applicable merger consideration” allocable to the common stock.

United States Securities and Exchange Commission

September 2, 2009

Response:

We have revised our disclosure concerning the merger consideration on pages 34 to 36 of the Proxy Statement in response to this comment in order to elaborate on how the calculated value of the merger consideration will be allocated between the preferred stock and common stock of RMI.

Earn-out Payment, page 34

16.	Please disclose the “agreed upon revenue target” that is applicable to the earn-out. Also expand your disclosure regarding the “Background of the Merger” to disclose how this provision was negotiated and how the target was selected.

Response:

We have revised the Proxy Statement at pages 25 to 26, 35 and 57 in response to this comment.

17.	Please clarify whether the “applicable closing price” and “average closing price” used for the closing of the earn-out payment will be the same as the “applicable closing price” and “average closing price” used for determination of the payment to be made at the initial closing of the transaction or will be recalculated based on the market prices relative to the time of the earn-out closing.

Response:

We have revised the Proxy Statement in response to this comment.

Conditions to NetLogic’s…, page 41

18.	Please disclose the “certain other disclosed adverse conditions or events” mentioned in the fourth bullet point.

Response:

We have revised the Proxy Statement to clarify that the quoted language is an exception to a “Company Material Adverse Effect” for adverse results attributable to matters disclosed in RMI’s schedule of exceptions to representations and warranties. To the extent we did or in the future do believe that any such scheduled matter constitutes a “Company Material Adverse Effect” we would disclose it in the proxy statement. At present, we are not aware of any such matters.

United States Securities and Exchange Commission

September 2, 2009

Unaudited Pro Forma Condensed Combined Financial Statements, page 49

Note 1. Preliminary Fair Value of Consideration Transferred, page 53

19.	We see that for purposes of preparation of the pro forma financial statements you have applied the average closing price of your common stock for a 20 day period ending June 25, 2009 and based on this period, you have calculated the average closing price of your common stock to be $36.54 per share. We also see that this average price exceeds the merger agreement ceiling price of $34.90, and, therefore, it appears to us based on information in the third example of the table on page 54 that RMI preferred shareholders would be issued 5,020,000 of your common shares in connection with the merger. Please reconcile the 5,020,000 shares that you disclose would be issued to RMI preferred shareholders as part of your tabular example (where the average closing price of your common stock exceeded the cap since it was $40) and the 5,200,000 shares you indicate in this Note will be issued to RMI preferred shareholders.

Response:

The 5,200,000 shares used in the preparation of the pro forma financial statements was not properly updated. The correct share figure, using the average closing price of our common stock for a 20-day period ending June 25, 2009 (as if the closing had occurred on June 30, 2009) is 5,026,000. We have revised the pro forma financial statements accordingly.

Please also note that the number of shares we would be required to issue as merger consideration at closing does not bottom out when our average closing stock price reaches $34.90 but rather continues to decrease, although at a significantly slower rate, as our average closing price continues to increase outside the range of the collar. We discuss this in more detail in our revised disclosure on pages ii and 36 of the Proxy Statement.

20.	In a related matter, please tell us and revise the filing to disclose how you calculated the value of the stock consideration to be issued to RMI preferred shareholders of $191.3 million per page 54. Specifically tell us how the share price and shares to be issued as reflected in the referenced value were determined.

Response:

The value of the stock consideration was determined by applying our closing stock price on June 30, 2009 of $36.46 to the estimated number of shares to be issued. As noted in our response to comment 19 above, we used an incorrect share figure to calculate the value of the stock consideration. We have revised the pro forma calculations to apply the correct share figure of 5,026,000 to an updated average closing price of $36.80, measured over a 20-day period ending July 28, 2009 (as if the closing had occurred on July 31, 2009), and have valued those shares using our closing price of $39.75 as of July 31, 2009.

United States Securities and Exchange Commission

September 2, 2009

Note 2. Preliminary Purchase Price Determination, page 54

21.	We see from your disclosure that you have estimated that an earn-out of $11.8 million based on significant inputs not observed in the market and that such amounts reflect your own assumptions in measuring fair value. Please revise this note to disclose the significant assumptions critical to the probability weighted discounted cash flow model utilized and tell us your consideration of providing a sensitivity analysis that quantifies the impact of changes in any of the significant assumptions.

Response:

In arriving at the earn-out liability estimate, our management estimated future revenue for the acquired RMI business during the earn-out period (assuming an August 2009 closing date) and made probability assessments of revenue achievement below, at and above the earn-out target levels. The weighted average of these assessments was approximately 80% of the revenue target amount. We determined that the earn-out consideration would consist of 323,300 shares of our common stock and no cash payment, assuming an average closing price of $36.54, calculated based on a theoretical closing date of June 30, 2009. We then applied our closing stock price as of June 30, 2009 of $36.46 to the 323,300 shares to arrive at an earn-out liability of $11.8 million.

We have revised our description of the calculation of this liability in the Proxy Statement in response to this comment. We also have updated the amount of the liability based on the average closing stock price for the 20 trading-days ending July 28, 2009, based on a theoretical closing date of July 31, 2009, and our stock price as of July 31, 2009.

Note 3. Preliminary Allocation of Consideration Transferred, page 56

22.	We noted your estimate that approximately $45 million of the purchase price represents purchased in-process technology. Please revise the filing to describe the following:

•	the nature and timing of the remaining efforts and related expected future cash requirements necessary to develop the incomplete technology into a commercially viable product,

•	the potential effects on results of operations and financial position if the technology is not successful and timely completed and

•	the current status of the project(s).

Response:

We have revised the Proxy Statement in response to this comment.

United States Securities and Exchange Commission

September 2, 2009

Note 4. Pro Forma Adjustments, page 58

23.	Reference is made to adjustment (b). We see that your adjustment to inventory writes inventory up by approximately 48%. We also see your footnote disclosures state only that the adjustment is to record inventories at estimated selling price less selling cost. We further noted your disclosure on page 56 that you do not have detailed information as to the specific finished goods relating to each stage of completion of work in progress and that your fair value adjustment is based upon assumptions applied at the aggregate level. Please revise your disclosure to explain how you determined the amount of your pro forma adjustment and disclose details of any significant assumptions applied.

Response:

We have revised the Proxy Statement in response to this comment.

24.	Reference is made to adjustment (c). We see from your disclosure that this adjustment is a combination of the elimination of RMI’s goodwill and intangible assets and the recognition of additional goodwill, intangible assets and deferred tax assets as part of the RMI purchase price allocation. Please revise this and all other adjustment description notes as necessary to quantify and explain the calculations of the pro forma adjustments disclosed on page 50. For example, the detail explanations of your adjustments should separately show the elimination of historical RMI balances (that should agree with RMI historical balances) and the addition of the pro forma adjustments in a manner that is easily-cross-referenced to the pro forma financial statements and that agrees with your purchase price allocations on page 56.

Response:

We have revised the Proxy Statement in response to this comment.

25.	Reference is made to adjustment (f). We see that you have recorded adjustments to the amounts due under RMI’s note payable. Please revise to show your calculations as to how you determined the amounts by which you adjusted the notes payable that were due by RMI. Include any significant assumptions used in your analysis. As part of your response, please advise us as to how you determined that your adjustment is factually supportable.

United States Securities and Exchange Commission

September 2, 2009

Response:

We believe that the RMI notes do not reflect a market rate of borrowing because the note payable interest rate of 12% exceeds our borrowing cost. In order to calculate fair value for the pro forma adjustment, we applied a discount rate of our lending banks’ prime rate plus 1.75%, which is our borrowing rate under a credit agreement executed in June 2009 with a bank syndicate. We believe that this rate reflects current market pricing that incorporates our nonperformance risk and credit risk and more reasonably reflects prevailing borrowing rates of a market participant. We have revised the Proxy Statement to include the discount rate of 5.75% , as of June 30, 2009.

26.	Reference is made to adjustment (l). Please tell us and revise the filing to disclose how you calculated this adjustment.

Response:

As indicated in our responses to comment 19, we have recalculated the value of the merger consideration using the corrected figure of 5,026,000 shares to be issued at closing. We have revised the pro forma financial statements accordingly.

Comparative Historical and Pro Forma Per Share Data, page 61

27.	We see you disclose on page 62 that there were 225.1 million “shares used in the net asset per share calculation” for RMI. Please tell us and disclose in the filing how you calculated the referenced share figure.

Response:

We have used an updated estimate of 218.8 million shares in our calculations of the merger consideration and have revised the Proxy Statement accordingly. The 218.8 million share figure includes outstanding shares of RMI common and preferred stock as of July 31, 2009 and an estimate of outstanding employee stock options and warrants that are in-the-money and would be exercisable at closing if the closing had occurred on July 31, 2009.

28.	We see from disclosures in note (l) that “the pro forma equivalent of one RMI share amounts were calculated by applying the exchange ratio of 0.025 to the pro forma combined per share data.” Please tell us and disclose in the filing how you calculated the referenced exchange ratio.

United States Securities and Exchange Commission

September 2, 2009

Response:

The exchange ratio disclosed in the initial preliminary proxy statement was calculated based on 5,200,000 shares of our common stock to be issued in exchange for 210 million shares of RMI common and preferred stock as of March 31, 2009. We have recalculated the exchange ratio using an updated estimate provided by RMI of 218.8 million shares of RMI stock deemed to be outstanding at closing for purposes of the pro forma statements, as explained in our response to comment 27 above, and the corrected figure of 5,026,000 shares of our common stock to be issued at closing, as explained in our response to comment 19 above. We have also revised the Proxy Statement to clarify how the exchange ratio was calculated in response to this comment.

Supplemental Unaudited Pro Forma Condensed Combined Financial Data of NetLogic, page 63

29.	Reference is made to adjustments (b) and (c). We note that you have recorded an adjustment of $5.7 million to record acquired inventory at fair value. Your adjustment appears to be significant to the inventory recorded by and purchased from IDT. Please revise your disclosure to explain how you determined the fair value of the inventory and the referenced adjustment. We also note from your 8-K filed July 20, 2009 that you do not have detailed information regarding the components of inventory and the current adjustment is based on assumptions applied at the aggregate level. Please revise the filing to also disclose the significant assumptions you used to determine the fair value of the inventory.

Response:

We propose to eliminate the tables in the supplemental unaudited pro forma condensed combined financial data of NetLogic that previously presented the pro forma effect of including the acquired IDT assets on the combined results of operations and financial position of NetLogic and RMI, which now are presented as of June 30, 2009. Instead, we propose to include a discussion of preliminary estimates of significant elements of the purchase accounting of the acquisition and forward-looking information of post-acquisition results of operations and the acquired IDT assets based upon our current knowledge. We believe that forward looking information of post-acquisition results of operations of the acquired IDT assets is more meaningful in providing our stockholders a sense of the impact of the IDT assets on our combined operations following the RMI acquisition. We believe that our revised disclosure is consistent with section 3290.1 of the staff’s financial reporting manual.

Given our limited access to IDT’s historical financial information for this business, it is difficult for management to provide pro forma historical financial statements for this acquisition subsequent to the period ended March 31, 2009, which statements are reflected in our Current Report on Form 8-K filed July 20, 2009, and are incorporated by reference in the Proxy Statement. Specifically, we have not received carve-out financial statements for the quarter ended June 30, 2009. Furthermore, given the nature of the acquisition of the IDT assets, which represented a carve-out of only a portion of IDT’s operations, and because we acquired from IDT only intellectual property, contract rights and existing inventory for specified products, and not a division previously operated on a stand-alone basis, we do not believe that IDT’s historical carve-out financial results are necessarily indicative of their results on a stand alone basis and not the most meaningful in presenting in the pro forma financial information that is more specifically related to the RMI acquisition. We believe that limiting our pro forma financial statement presentation to the period ended March 31, 2009 and not extrapolating pro forma financial information to June 30, 2009 or using an alternative period is consistent with section 3210.2 of the staff’s financial reporting manual, which states, “The pro forma financial information should illustrate only the isolated and objectively measurable (based on historically determined amounts) effects of a particular transaction, while excluding effects that rely on highly judgmental estimates of how historical management practices and operating decisions may or may not have changed as a result of that transaction.”

United States Securities and Exchange Commission

September 2, 2009

30.	Reference is made to adjustment (c). We see that you recorded a substantial amount of the purchase price as acquired intangible assets but do not see where you explain the nature of these intangible assets. In this regard, tell us and revise to disclose the following about these intangible assets:

•	the nature of the intangible assets you have acquired;

•	how you determined the estimated value assigned;

•	your basis for assigning an average life of two to nine years to the intangible assets (noted from disclosures in your Form 8-K filed July 20, 2009) and

•

how you calculated amortization of $8,782 and $2,196 included in the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2008 and the period ended March 31, 2009.

Please be sufficiently detailed in your response.

Response:

Composite intangible assets consisted of existing technology and customer relationships. Because no future products were planned for the acquired business, and market participants would continue to sell products solely under existing relationships until the products became obsolete, both components of the asset are deemed to have the same useful lives and treated as a composite asset. There were six composite assets, each with its own cashflow projections. The respective useful lives are based on the period of remaining significant cashflow streams by product. In addition, for the staff’s information, the amortization expenses of $8,782,000 and $2,196,000 were comprised of the following charges:

	Estimated Value	Expected Life	Expense for Twelve Months Ended December 31, 2008	Expense for Three Months Ended March 31, 2009
	(in thousands, except expected life data)
CG2-CR	$400	2 years	$200	$50
Toy CAM	300	2 years	150	38
CG2	6,000	5 years	1,200	300
CG4	5,900	6 years	983	246
Block Ternary	7,800	5 years	1,560	390
Non-Cisco	42,200	9 years	4,689	1,172

	$62,600		$8,782	$2,196

United States Securities and Exchange Commission

September 2, 2009

As stated in our response to comment 29, we have now eliminated the tables in the supplemental unaudited pro forma condensed combined financial data of NetLogic that previously presented the pro forma effect of including the acquired IDT assets on the combined results of NetLogic and RMI. Instead, we have included a discussion of preliminary estimates of significant elements of the purchase accounting of the acquisition and a forecast of post-acquisition results of operations. We believe a forecast of post-acquisition results of operations may be more meaningful to our stockholders.

Beneficial Ownership of NetLogic Common Stock, page 93

31.	With a view toward disclosure, please tell us how many preferred stockholders RMI has and the number of shares of common stock each will receive in connection with the acquisition.

Response:

RMI has a total of 26 preferred stockholders, counting affiliated entities under common management and control as a single beneficial owner. The number of shares that each RMI preferred stockholder will receive as merger consideration at closing is set forth in the table below. We have not identified the stockholders by name except where a stockholder would be required to be identified in our beneficial ownership of common stock table following completion of the closing based on the estimated number of shares of our common stock the stockholder is expected to receive as merger consideration. For purposes of this calculation, we have assumed that the average closing price will be $36.80, which would be the average closing price of our common stock if the closing had occurred on July 31, 2009.

United States Securities and Exchange Commission

September 2, 2009

RMI Preferred Stockholder	No. of Shares of NetLogic Common Stock To Be Issued
Warburg Pincus Private Equity VIII L.P. and affiliated entities	1,640,472
A	1,076,198
B	700,990
C	447,258
D	323,619
E	168,394
F	160,710
G	106,065
H	64,618
I	49,421
J	39,784
K	38,857
L	37,066
M	25,378
N	24,710
O	24,710
P	24,710
Q	24,710
R	16,062
S	12,355
T	8,458
U	3,947
V	3,904
W	1,816
X	1,236
Y	549
TOTAL	5,025,996

Financial Information

32.	Please amend the filing to provide updated interim financial statements that comply with the updating requirements of Rule 3-12 of Regulation S-X. Also, update the pro forma financial statements to comply with Rule 11-02(c) of Regulation S-X.

Response:

We have revised the Proxy Statement in response to this comment.

United States Securities and Exchange Commission

September 2, 2009

RMI Corporation and Subsidiaries December 31, 2008 Financial Statements, page F-2

Notes to Consolidated Financial Statements, page F-7

Note 5 - Acquisitions, page F-17

33.	We see that for various acquisitions disclosed in Note 5 you obtained “independent appraisals of the fair value of the identified intangible assets.” Please tell us the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent RMI’s financial statements are included in any registration statement.

Response:

The management of RMI prepared the purchase price allocation for the two acquisitions described in Note 5 – Acquisitions of RMI Corporation and Subsidiaries 2008 Financial Statements. RMI has advised us that the nature and extent of third party appraisers’ involvement was limited to providing an opinion of the fair value of intangible assets acquired by RMI. Their engagement involved the following:

•	identification of intangible assets and characterization of their nature and economic contribution;

•	identification of any technologies that could be characterized as in-process research and development (IPR&D);

•	determination of the fair value of each recognizable intangible asset and of IPR&D; and

•	recommendations concerning the remaining economic lives of the assets for financial statement purposes.

Their findings assisted RMI’s management in the allocation of the purchase price to the identifiable tangible and intangible assets and liabilities as required under U.S. GAAP for financial reporting purposes. However, RMI’s management did not rely on the third party appraisers’ opinion to determine the allocation amounts to be recorded under GAAP.

Annex A

Introductory Note

34.	We note your disclosure that “Information concerning the subject matter of these representations, warranties and covenants may have changed since the relevant dates set

United States Securities and Exchange Commission

September 2, 2009

forth in the agreement” and that inaccuracies and omissions may exist. Please be advised that, notwithstanding the inclusion of any such general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

Response:

We acknowledge that we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the Proxy Statement not misleading.

35.	Refer to the sentence in bold and the following sentence. Please revise to remove any potential implication that the merger agreement included in your document does not constitute public disclosure under the federal securities laws.

Response:

We have revised the referenced sentences in response to this comment.

NetLogic Microsystems Inc.’s Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies and Estimates, page 24

Goodwill, page 24

36.	In the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please tell us and consider disclosing the following in future filings:

•

Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

United States Securities and Exchange Commission

September 2, 2009

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Response:

We determined that we have one reporting unit for goodwill impairment testing purposes which is based on the manner in which we operate our business and the nature of those operations, including consideration of how the Chief Operating Decision Maker manages the business as a whole. We operate as one semiconductor company with sales of semiconductors chipsets representing the only material source of revenue. In light of this, we have determined the fair value of the reporting unit in substance by determining the fair value of the Company as a whole.

As a single-reporting unit entity, our goodwill impairment assessment involves comparing our market capitalization value to our book value at November 30 of each year. Our market value at November 30, 2008 of $408.2 million exceeded our book value by $204.8 million. No further impairment analysis was required to date because our market value has continued to exceed our book value.

Financial Statements, page 32

Note 1. The Company and Summary of Significant Accounting Policies, page 38

Revenue Recognition, page 38

37.	We see that you recognize revenue upon shipment except for shipments related to one distributor. Please tell us your revenue recognition policies with regard to this distributor and if true, explain why your policies for sales to the distributor differ from your disclosed policy. If revenues from such distributor are material, disclose your revenue recognition policy for such sales in future filings.

Response:

Our revenue recognition policy with regard to this distributor, as well as with any customer, are that persuasive evidence of an arrangement exists, legal title and risk of ownership has transferred, the price is fixed or determinable, and collection of the resulting receivables is reasonably assured. In the past, under this distributor relationship, these criteria were determined not to have been met at the time of product shipment because of our inability to reliably estimate returns. Accordingly, we recognize revenue when the distributor ships our product to the identified end-customer. We did not record any revenues from such distributor in 2008 or in the six months ended June 30, 2009.

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United States Securities and Exchange Commission

September 2, 2009

In connection with this letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned by telephone at (650) 961-6676 or by fax at (650) 230-0283 with any questions or comments regarding this letter.

Very truly yours,
NetLogic Microsystems, Inc.

/s/ Michael Tate
Michael Tate
Vice President, Finance and Chief Financial Officer

Cc:	Ronald Jankov (NetLogic Microsystems, Inc.)

Alan B. Kalin (Bingham McCutchen LLP)